Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2008	2007
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$717	$1,180
Add:
Equity losses (earnings) from affiliates	359	(246)
Dividends received from affiliates	30	19
Fixed charges, excluding capitalized interest	279	260
Amortization of capitalized interest	8	9

Total earnings available for fixed charges	$1,393	$1,222

Fixed charges:
Interest on debt and finance lease charges	$221	$213
Capitalized interest	16	8
Interest element on rental expense	58	47

Total fixed charges	$295	$268

Ratio of earnings to fixed charges	4.7	4.6